                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND
                  AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               (Amendment No.3)(1)

                        REXX ENVIRONMENTAL CORPORATION(2)
                        --------------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                 76168W 10 7(3)
                                 --------------
                                 (CUSIP Number)


                            Joseph Greenberger, Esq.
                     1370 Avenue of the Americas, Suite 2701
                               New York, NY 10019
                                 (212) 757-4001
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 April 26, 1999
                                 --------------
             (Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

--------------
     1 Initial filing of Michael A. Asch and Amendment No. 3 of Arthur L. Asch. 2 Formerly known as Oak Hill Sportswear Corporation.
     3 CUSIP Number when known as Oak Hill Sportswear Corporation was 671365104.

                         (Continued on following pages)
                              (Page 1 of 10 pages)


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================================================================================
            1           NAME OF REPORTING PERSON
                        Michael A. Asch

                        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                        ###-##-####
--------------------------------------------------------------------------------
            2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
            3           SEC USE ONLY
--------------------------------------------------------------------------------
            4           SOURCE OF FUNDS

                               OO
--------------------------------------------------------------------------------
            5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                        PURSUANT TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
            6           CITIZENSHIP OR PLACE OF ORGANIZATION

                                    U.S.A.
--------------------------------------------------------------------------------
        NUMBER OF                     7              SOLE VOTING POWER
         SHARES
      BENEFICIALLY                                   76,000
        OWNED BY        --------------------------------------------------------
          EACH                        8              SHARED VOTING POWER
        REPORTING
       PERSON WITH                                   0
                        --------------------------------------------------------
                                      9              SOLE DISPOSITIVE POWER

                                                     76,000
                         -------------------------------------------------------
                                      10             SHARED DISPOSITIVE POWER


                                                     0
--------------------------------------------------------------------------------
           11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

                                  163,333(1)
--------------------------------------------------------------------------------
           12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                         CERTAIN SHARES                                     [  ]
--------------------------------------------------------------------------------
           13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         6.4%
--------------------------------------------------------------------------------


---------------------
          (1) Includes 20,000 Shares held by Reporting Person's wife in which he disclaims beneficial ownership and 26,000 Shares held by the Reporting Person as custodian for minor children in which he disclaims beneficial ownership. Also includes 67,333 Shares underlying options exercisable within 60 days.


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================================================================================
           14           TYPE OF REPORTING PERSON

                                  IN
================================================================================




================================================================================
            1           NAME OF REPORTING PERSON
                        Arthur L. Asch

                        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                        ###-##-####
--------------------------------------------------------------------------------
            2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
            3           SEC USE ONLY
--------------------------------------------------------------------------------
            4           SOURCE OF FUNDS

                              OO
--------------------------------------------------------------------------------
            5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                        PURSUANT TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
            6           CITIZENSHIP OR PLACE OF ORGANIZATION

                                  U.S.A.
--------------------------------------------------------------------------------
        NUMBER OF                    7              SOLE VOTING POWER
         SHARES
      BENEFICIALLY                                  371,051
        OWNED BY        --------------------------------------------------------
          EACH                       8              SHARED VOTING POWER
        REPORTING
       PERSON WITH                                  0
                        --------------------------------------------------------
                                     9              SOLE DISPOSITIVE POWER

                                                    371,051
                        --------------------------------------------------------
                                    10              SHARED DISPOSITIVE POWER

                                                    0
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
           11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

                              456,051(1)
--------------------------------------------------------------------------------
           12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                        CERTAIN SHARES                                      [  ]
--------------------------------------------------------------------------------
           13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         18.0%
--------------------------------------------------------------------------------
           14           TYPE OF REPORTING PERSON

                               IN
================================================================================














---------------------

         (1) Includes (i) 25,000 Shares owned by the Reporting Person's wife in which he disclaims beneficial ownership, and (ii) 60,000 Shares underlying options exercisable within 60 days.

                 STATEMENT FOR AMENDMENT NO.3 OF ARTHUR L. ASCH
                 ----------------------------------------------

Items 2(a-1), 4, 5(a-1), 5(b-1), 5(c-1), 5(d-1), 5(e-1), 6 and 7 hereof are being filed as the Statement for Amendment No. 3 of Arthur L. Asch.


                  STATEMENT FOR SCHEDULE 13D OF MICHAEL A. ASCH
                  ---------------------------------------------

Items 1, 2(a-2), 2(b-2), 2(c-2), 2(d-2), 2(e-2), 3, 4, 5(a-2), 5(b-2),5(c-2),
5(d-2), 5(e-2), 6 and 7 hereof are being filed as the initial Statement of Michael A. Asch.


Item 1.           Security and Issuer.

The class of equity securities to which this Statement relates is the common stock (the "Shares") of REXX Environmental Corporation, a New York corporation (the "Issuer"), whose principal executive office is located at 350 Park Avenue, New York, New York 10022.


Item 2.           Identity and Background.

                                    (1) Arthur L. Asch
                                    ------------------

        (a-1) Name: Arthur L. Asch, who is a Reporting Person. By reason of the plan or proposal referred to in Item 4, below, he and the other Reporting Person, Michael A. Asch, may be deemed members of a group.

                                    (2) Michael A. Asch
                                    -------------------

        (a-2) Name: Michael A. Asch, who is a Reporting Person. By reason of the plan or proposal referred to in Item 4, below, he and the other Reporting Person, Arthur L. Asch, may be deemed members of a group.

        (b-2) Business Address: 350 Park Avenue, New York, New York 10022.

        (c-2) Present principal occupation: President and Treasurer of Issuer.

        (d-2) Convictions in Criminal Proceedings During the Last 5 Years: None.

        (e-2) Securities Law-Related Proceedings in Last 5 Years Resulting in Certain Judgements, Decrees or Orders: None.

Item 3.           Source and Amount of Funds and Other Consideration.

Michael A. Asch, his wife, and said Reporting Person as custodian for minor children, each received 20,000 Shares (an aggregate of 60,000 Shares) by gift transfers from Arthur L. Asch on April 26, 1999. Of the remaining 103,333 Shares reported on herein, 67,333 Shares underly options exercisable within 60 days but not presently owned, 6,000 Shares were held by Reporting Person as custodian for minor children, and 30,000 Shares received by previous gift transfers.


Item 4.           Purpose of Transaction.

Each Reporting Person intends to review his investment in the Issuer on a continuing basis and, depending on various factors (including, without limitation, the Issuer's business affairs and financial position, the price levels of its common stock, conditions in the securities markets, and general economic and industry conditions) may in the future take such actions with respect to his investment in the Issuer as he deems appropriate. Other than with respect to such sale of the Issuer's operating subsidiary, Watkins Contracting, Inc., and/or such business combination as may be approved by the Issuer's Board of Directors, neither Reporting Person has any plan or proposal which relates to or would result in any of the matters set forth in subparagraphs (a) - (i) of
Item 4 of Schedule 13D or any action similar to those enumerated in said subparagraphs.


Item 5.           Interest in Securities of the Issuer.

                                    (1) Arthur L. Asch
                                    ------------------
         (a-1) Arthur L. Asch beneficially owns 456,051 Shares, constituting approximately 18.0% of the Issuer's outstanding shares (based upon 2,467,576 Shares outstanding as of March 9, 1999, as reported by Issuer in its Form 10K for its fiscal year ended December 31, 1998), inclusive of 25,000 Shares owned by said Reporting Person's wife, in which he disclaims beneficial interest, and 60,000 Shares underlying options which are exercisable within 60 days but not presently owned.

         (b-1) Arthur L. Asch has the sole power to vote and dispose of the Shares presently beneficially owned by him, except for the 25,000 Shares owned by his wife.

         (c-1) Arthur L. Asch has not engaged in any transaction in the shares of Issuer's common stock within the past 60 days, except that he gifted 80,000 Shares on April 26, 1999.

         (d-1) No person other than the Reporting Person is known to have the right to receive, or power to direct the receipt of dividends from, or to the proceeds from the sale of such Shares, except that his wife has the right to receive and the power to direct the receipt of dividends from or to receive the proceeds of 25,000 Shares.

         (e-1)    Not applicable.

                                    (2) Michael A. Asch
                                    -------------------

         (a-2) Michael A. Asch beneficially owns 163,333 Shares of the Issuer, constituting approximately 6.4% of the Issuer's outstanding Shares (based upon 2,467,576 Shares outstanding as of March 9, 1999, as reported by Issuer in its Form 10K for its fiscal year ended December 31, 1998), inclusive of 20,000 Shares owned by his wife, in which he disclaims beneficial ownership, 26,000 Shares held by him as custodian for minor children, in which he disclaims beneficial ownership, and 67,333 Shares underlying options exercisable within 60 days but not presently owned.

         (b-2) Michael A. Asch has sole voting and dispositive power over the Shares he presently beneficially owns, except for the 20,000 Shares owned by his wife.

         (c-2) Michael A. Asch has not engaged in any transaction in the past 60 days, except for receiving gift transfers of 60,000 restricted shares of common stock, as described in the answer to Item 3 above.

         (d-2) No person other than Michael A. Asch is known to have the right to receive or the power to direct the receipt of dividends from or to the proceeds from the sale of the Shares referred to in the answer to
         Item 5(a-2) above, except that his wife has the right to receive or the power to direct the receipt of dividends from or to the proceeds of 20,000 Shares, and his two minor children have the right to the dividends and proceeds from the sale of 26,000 Shares subject to such dividends and proceeds being held by the Reporting Person as custodian for such minors.

         (e-2) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Neither Reporting Person has any contract, arrangement, understanding or relationship with respect to Shares of the Issuer, except as referred to in Items 4, 5(d-1) and 5(d-2), above.



Item 7.         Material to be Filed as Exhibits.

Exhibit 1 -- Joint Filing Agreement, pursuant to Rule 13d-1(k)(1)(iii).

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



Date: May 11, 1999                                   /s/  Arthur L. Asch
                                                   -----------------------------
                                                          ARTHUR L. ASCH



Dated: May 11, 1999                                  /s/  Michael A. Asch
                                                   -----------------------------
                                                          MICHAEL A. ASCH

                                  EXHIBIT INDEX


Exhibit No.                 Description                            Page No.
----------                  -----------                            --------

Exhibit 1                   Joint Filing Agreement,                   10
                            pursuant to Rule 13d-1(k)(1)(iii)